Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months	Six months
ended June 30,	ended June 30,
2008	2007	2008	2007

Net loss	$(398)	$(356)	$(662)	$(10)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net loss allocable to Class A Unit Holders	$(398)	$(356)	$(662)	$(10)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net loss per Class A Unit	$(0.05)	$(0.05)	$(0.09)	$(0.00)